UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Information Services Group, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
Redeemable Common Stock Purchase Warrant
(Title of Class of Securities)
45675Y104
45675Y112
(CUSIP Number)
Eamon Smith
TCS Capital Management, LLC
888 Seventh Avenue
Suite 1504
New York, NY 10019
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
— with copies to —

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45675Y104; 45675Y112

1	NAMES OF REPORTING PERSONS TCS Capital II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	45675Y104; 45675Y112

1	NAMES OF REPORTING PERSONS TCS Capital Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		2,525,100

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,525,100

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,525,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	45675Y104; 45675Y112

1	NAMES OF REPORTING PERSONS TCS Global Equity Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		3,605,223

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,605,223

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,605,223

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	45675Y104; 45675Y112

1	NAMES OF REPORTING PERSONS TCS Capital GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, OO (funds from investment advisory clients)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,130,323

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,130,323

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,130,323

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	45675Y104; 45675Y112

1	NAMES OF REPORTING PERSONS TCS Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, OO (funds from investment advisory clients)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,130,323

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,130,323

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,130,323

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	45675Y104; 45675Y112

1	NAMES OF REPORTING PERSONS Eric Semler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF , OO (funds from investment advisory clients)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,130,323

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,130,323

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,130,323

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D/A
This Amendment No. 2 Schedule 13D (the “Schedule 13D”) is being filed on behalf of TCS Capital Investments, L.P., a Cayman Islands exempted limited partnership (“TCS Offshore”), TCS Capital II, L.P., a Delaware limited partnership (“TCS Capital II”), TCS Global Equity Master Fund, L.P., a Cayman Islands exempted limited partnership (“TCS Global”), TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”), TCS Capital Management, LLC, a Delaware limited liability company (“TCS Management”) and Eric Semler (together with TCS Offshore, TCS Capital II, TCS Global, TCS GP and TCS Management, the “Reporting Persons”). This Schedule 13D relates to common stock, par value $0.001 per share (the “Common Stock”) and redeemable Common Stock purchase warrants (the “Warrants”) of Information Services Group, Inc., a Delaware corporation (the “Issuer”).
This Schedule 13D relates to (A) Warrants and Common Stock purchased by Eric Semler and TCS GP for the accounts of (i) TCS Capital, L.P., a Delaware limited partnership (“TCS Capital”), (ii) TCS Capital II and (iii) TCS Offshore (collectively, the “Capital Funds”); (B) Warrants and Common Stock held by TCS Capital II, (C) Warrants and Common Stock held by TCS Offshore, (D) Common Stock purchased by Eric Semler for the account of TCS Select, L.P., a Delaware limited partnership (“TCS Select,” and together with the Capital Funds, the “Funds”), (E) Common Stock held by TCS Select, (F) Common Stock sold by Eric Semler and TCS GP for the accounts of (i) TCS Capital, (ii) TCS Capital II and (iii) TCS Offshore and (G) Common Stock and Warrants acquired and held by TCS Global as a result of a pro rata in-kind distribution and recontribution from TCS Capital, TCS Capital II, Select Fund and the limited partners of each of TCS Capital, TCS Capital II and Select Fund. TCS GP acts as general partner to each of the Capital Funds and TCS Global. Eric Semler, as manager of TCS GP, controls the investment decisions of TCS GP, and as manager of Semler Chutorian LLC, a Delaware limited liability company (“Semler LLC”), ultimately controls the investment decisions of TCS Select. Semler LLC is the managing member of TCS Select GP, LLC, a Delaware limited liability company (“Select GP”), the general partner of TCS Select.

Item 1.	Security and Issuer
Securities held: Common Stock and Warrants
Issuer: Information Services Group, Inc., Two Stamford Plaza, 281 Tresser Boulevard, Stamford, CT 06901.

Item 2.	Identity and Background
(a) This statement is filed by: (i) TCS Offshore, (ii) TCS Capital II, (iii) TCS Global, (iv) TCS GP, (v) TCS Management and (vi) Eric Semler.
(b) The business address of the Reporting Persons is 888 Seventh Avenue, Suite 1504, New York, NY 10019.
(c) TCS Offshore, TCS Capital II and TCS Global are collective investment vehicles. TCS GP serves as general partner to TCS Offshore, TCS Capital II and TCS Global. TCS Management provides investment management services to TCS Offshore, TCS Capital II and TCS Global. The principal occupation of Eric Semler is investment management.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f) TCS Capital II is a Delaware limited partnership. TCS Offshore is a Cayman Islands exempted limited partnership. TCS Global is a Cayman Islands exempted limited partnership. TCS GP is a Delaware limited liability company. TCS Management is a Delaware limited liability company. Eric Semler is a United States citizen.

Item 3.	Source and Amount of Funds
The Reporting Persons, in the aggregate, have invested $7,761,625 in the Issuer. The above amount includes any commissions incurred in making the investments. The source of these funds was the working capital of the Reporting Persons.

Item 4.	Purpose of the Transaction
The purpose of the acquisition of the Warrants and Common Stock is for investment, and the acquisitions of the Warrants and Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. The Reporting Persons at any time and from time to time may acquire additional securities of the Issuer or dispose of any or all of its current holdings of the Issuer depending upon an ongoing evaluation of the investment in the Issuer, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. Although the Reporting Persons have no current intentions to do so, they retain the ability to seek representation on the board of directors of the Issuer or work with the Issuer’s management and board of directors regarding potential strategies to increase shareholder value. Although the Reporting Persons have no current intentions to do so, they retain the ability to engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer or one or more members of the board of directors of the Issuer, regarding, among other items, its business, operations, policies, management, structure, operations or capitalization of the Issuer. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

On December 31, 2010, the Capital Funds sold in the aggregate 2,174,377 shares of Common Stock at an average sales price $1.94 per share. Following the sale of those shares, on January 1, 2011, TCS Capital, TCS Capital II and Select Fund each made pro rata in-kind distributions of the Common Stock and the Warrants to TCS GP and Select GP, respectively, and to the applicable limited partners of each of TCS Capital, TCS Capital II and Select Fund. TCS GP then made an in-kind recontribution of the Common Stock and Warrants to TCS Global. Select GP made further in-kind distributions of the Common Stock and Warrants up through Semler LLC to Eric Semler who then made an in-kind recontribution of the Common Stock and Warrants through TCS GP to TCS Global. The limited partners of each of TCS Capital, TCS Capital II and Select Fund receiving a pro rata in-kind distribution of the Common Stock and Warrants made in-kind recontributions to TCS Global through a limited partner of TCS Global. The January 1, 2011 transaction described above did not result in a change in the pecuniary interest held by TCS GP and Eric Semler. TCS Offshore did not participate in the January 1, 2011 transaction and currently holds Common Stock and Warrants as disclosed in this Schedule 13D/A.

Item 5.	Interest in Securities of the Issuer
According to the Issuer’s Form 10-Q filed on November 9, 2010, there are 32,105,708 shares of Common Stock outstanding as of October 29, 2010.
For purposes of calculating beneficial ownership of the Issuer, the Reporting Persons have included (i) actual Common Stock owned by the Reporting Persons and (ii) Common Stock issuable upon the exercise of Warrants acquired by the Reporting Persons. The Reporting Persons have calculated and reported their ownership percentage based on the shares of Common Stock that will be outstanding assuming the exercise of the outstanding Warrants.
(a) (i) Following the transaction on January 1, 2011, TCS Capital II is no longer the beneficial owner of any shares of Common Stock or Warrants.
(ii) Following the transaction on January 1, 2011, TCS Offshore is the beneficial owner of the 2,525,100 shares of Common Stock and Warrants it holds, which represents 7.5% of the Issuer’s outstanding shares of Common Stock.
(iii) Following the transaction on January 1, 2011, TCS Global is the beneficial owner of the 3,605,223 shares of Common Stock and Warrants it holds, which represents 10.5% of the Issuer’s outstanding shares of Common Stock.
(iv) TCS GP is the beneficial owner of the 6,130,323 shares of Common Stock and Warrants held by TCS Global, which represents 17.0% of the Issuer’s outstanding shares of Common Stock.
(v) TCS Management is the beneficial owner of the 6,130,323 shares of Common Stock and Warrants held by TCS Global, which represents 17.0% of the Issuer’s outstanding shares of Common Stock.
(vi) Eric Semler is the beneficial owner of the 6,130,323 shares of Common Stock held by TCS Global which represents 17.0% of the Issuer’s outstanding shares of Common Stock.

(b) TCS Offshore has the power to vote and dispose of the 2,525,100 shares of Common Stock it holds; TCS Global has the power to vote and dispose of the 3,605,223 shares of Common Stock it holds; TCS GP and TCS Management, as general partner and investment manager, respectively, have the power to vote and dispose of the 6,130,323 shares of Common Stock held by TCS Offshore and TCS Global; and Eric Semler, as the manager of each of TCS GP and TCS Management, has the power to vote and dispose of the 6,130,323 shares of Common Stock held by TCS Offshore and TCS Global.
(c) (i) On December 31, 2010, Eric Semler caused TCS Capital to sell 351,300 shares of Common Stock on the NASDAQ at an average sales price of $1.94 per share.
(ii) On December 31, 2010, Eric Semler caused TCS Capital II to sell 918,977 shares of Common Stock on the NASDAQ at an average sales price of $1.94 per share.
(iii) On December 31, 2010, Eric Semler caused TCS Offshore to sell 904,100 shares of Common Stock on the NASDAQ at an average sales price of $1.94 per share.
(d) Not Applicable.
(e) On January 1, 2011, TCS Capital II ceased to be the beneficial owner of more than 5% of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.

Item 7.	Material to be Filed as Exhibits
Exhibit 1. Joint filing agreement by and among the Reporting Persons.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 10, 2011	TCS CAPITAL II, L.P.
By: TCS Capital GP, LLC, general partner

	By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS CAPITAL INVESTMENTS, L.P.
By: TCS Capital GP, LLC, general partner

	By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS GLOBAL EQUITY MASTER FUND, L.P.
By: TCS Capital GP, LLC, general partner

	By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS CAPITAL GP, LLC
	By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS CAPITAL MANAGEMENT, LLC
	By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

ERIC SEMLER
	By:	/s/ Eric Semler